SHAREHOLDER RESPONSE SUMMARY REPORT
UMB FUNDS
HATTERAS MULTI-STRATEGY INSTITUTIONAL
June 25  2008

		% of 	% of
		Outstanding	Shares
	No. of Shares	Shares	Voted

1.  Approval of amendments to the Master Fund s
limited partnership agreement to include a
performance allocation equal to 10% of the amount
by which new net profits of the limited partner
invests in the Master Fund exceed the non-cumulative
hurdle amount   which is calculated as of the last
day of the preceding calendar year of the Master
Fund at a rate equal to the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year.

Affirmative	71 395 930.670	46.187%	82.663%
Against	11 122 442.090	7.196%	12.878%
Abstain	3 851 516.630	2.491%	4.459%

TOTAL	86 369 889.390	55.874%	100.000%

2.  To transact such other business as may
properly come before the Special Meeting or any adjournment thereof.

Affirmative	68 659 530.290	44.417%	79.495%
Against	17 710 359.100	11.457%	20.505%

TOTAL	86 369 889.390	55.874%	100.000%